Exhibit 99.2

São Paulo Bogotá Montevideo Santiago Third Quarter 2022 Earnings NOVEMBER 3, 2022

2 Disclaimer This presentation may contain forward - looking statements within the meaning of Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended . You can identify these forward - looking statements by the use of words such as “outlook,” “indicator,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “could,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, among others . Forward - looking statements appear in a number of places in this presentation and include, but are not limited to, statements regarding our intent, belief or current expectations . Forward - looking statements are based on our management’s beliefs and assumptions and on information currently available to our management . Forward - looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events . Such forward - looking statements are subject to various risks and uncertainties . Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements . Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U . S . Securities and Exchange Commission from time to time, including but not limited to those described under the section entitled “Risk Factors” in our most recent annual report on Form 20 - F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC ”), which are accessible on the SEC’s website at www . sec . gov . These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings . This presentation does not constitute an offer of any Patria Fund . We prepared this presentation solely for informational purposes . The information in this presentation does not constitute or form part of, and should not be construed as, an offer or invitation to subscribe for, underwrite or otherwise acquire, any of our securities or securities of our portfolio companies, nor should it or any part of it form the basis of, or be relied on in connection with any contract to purchase or subscribe for any of our securities or any of our portfolio companies nor shall it or any part of it form the basis of or be relied on in connection with any contract or commitment whatsoever . Results for the current reporting period are preliminary and unaudited . We have included in this presentation our Fee Related Earnings (“FRE”) and Distributable Earnings (“DE”), which are non - GAAP financial measures, together with their reconciliations, for the periods indicated . We understand that, although FRE and DE are used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS . Additionally, our calculations of FRE and DE may be different from the calculation used by other companies, including our competitors in the financial services industry, and therefore, our measures may not be comparable to those of other companies .

3 Patria Reports Third Quarter 2022 Results “Patria’s results for the third quarter reflect progress in our key growth drivers and the resilience of our business model through today’s challenging environment. We have raised more than $2.7 billion this year across a diverse range of products and our year - to - date Fee Related Earnings are up 67% compared to the prior year as we remain on track to reach our FRE guidance for 2022.” ALEX SAIGH CHIEF EXECUTIVE OFFICER NOVEMBER 3, 2022 – Patria Investments Limited (NASDAQ: PAX) today reported its unaudited results for the third quarter ended September 30, 2022. Conference Call Patria will host its third quarter 2022 investor conference call via public webcast on November 3, 2022, at 10:30 a.m. ET. To register, please use the following link: https://edge.media - server.com/mmc/p/tvvm7j6c For those unable to listen to the live broadcast, there will be a webcast replay on the Shareholders section of Patria’s website at https://ir.patria.com/ About Patria Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $26.5 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long - term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com Shareholder Relations Contacts JOSH WOOD PatriaShareholdersRelations@patria.com T: +1 917 769 - 1611 E: josh.wood@patria.com ANDRE MEDINA T: +1 345 640 - 4904 E: andre.medina@patria.com Dividend Patria has declared a quarterly dividend of $0.171 per share to record holders of common stock at the close of business on November 15, 2022. This dividend will be paid on December 7, 2022.

4 Patria Reports Third Quarter 2022 Results NOVEMBER 3, 2022

Patria's Third Quarter 2022 IFRS Results

- IFRS Net Income attributable to Patria was US$12.2 million for 3Q22 and US$46.4 million YTD

(US$ in millions)	3Q21	3Q22	YTD 3Q21	YTD 3Q22
Revenue from management fees (1)	38.2	57.4	102.5	167.6
Revenue from incentive fees	-	0.1	0.0	0.2
Revenue from performance fees (2)	2.5	0.0	89.3	0.1
Revenue from advisory and other ancillary fees	-	0.5	-	2.5
Taxes on revenue (3)	(1.0)	(1.1)	(2.6)	(2.8)
Revenue from services	**39.7**	**57.0**	**189.3**	**167.6**
Personnel expenses (4)	(13.4)	(15.8)	(35.2)	(49.7)
Deferred Consideration (5)	-	(6.1)	-	(18.3)
Amortization of intangible assets (6)	(1.4)	(4.1)	(4.4)	(13.0)
Carried interest allocation	(0.3)	-	(30.7)	-
Cost of services rendered	**(15.2)**	**(26.0)**	**(70.3)**	**(81.0)**
Gross profit	**24.5**	**31.0**	**119.0**	**86.6**
Administrative expenses (7)	(3.0)	(8.2)	(9.2)	(24.1)
Other income/(expenses) (8)	(0.1)	(6.0)	(2.4)	(13.3)
Share of equity-accounted earnings (9)	-	(0.7)	-	(1.6)
Operating income and expenses	**21.4**	**16.1**	**107.3**	**47.5**
Operating income before net financial income/(expense)	**21.4**	**16.1**	**107.3**	**47.5**
Net financial income/(expense) (10)	(0.7)	(0.7)	(0.8)	6.0
Income before income tax	**20.7**	**15.4**	**106.5**	**53.5**
Income tax (11)	0.9	(2.2)	1.5	(6.1)
Net income for the period	**21.5**	**13.2**	**108.0**	**47.4**
Attributable to:				
Owners of the Parent	**21.5**	**12.2**	**109.3**	**46.4**
Non-controlling interests (12)	**-**	**1.0**	**(1.3)**	**1.0**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

5

6 Highlights FRE of $94.6 mn YTD 3Q22 up 67% compared to YTD 3Q21… and on track to deliver our 2022 FRE guidance of 50% year - over - year growth $507 mn in 3Q22 … including R$ 1 bn raised from Brazilian retail investors for our next vintage PE fund $2.7 bn of capital inflows YTD Total AUM up 76 % YoY $2.91 of net accrued performance fees, reflecting significant embedded value for shareholders FEAUM up 101 % YoY $0.64 … representing a 5+% annualized dividend yield 1 … illustrating the expansion and diversification of our platform YTD 3Q22 to be held on December 5 Notes : (1) Considers PAX share price as of 30 - Sep - 22 . PAX Investor Day DE per share $0.54 YTD 3Q22 Dividend per share per share Announced our first

7 ▪ Total Assets Under Management (“AUM”) of $26.5 billion as of September 30, 2022, up 76% compared to one year ago ▪ Fee - Earning AUM (“FEAUM”) of $18.6 billion as of September 30, 2022, up 101% compared to one year ago ▪ Total Fundraising of $507 million in 3Q22 and $2.8 billion for the LTM ▪ Total Deployment of $1.4 billion for the LTM ▪ Total Realizations of $47 million in 3Q22 and $212 million for the LTM Patria’s Third Quarter 2022 Summary Financial Measures Key Business Metrics ▪ Fee Related Earnings (“FRE”) of $31.7 million in 3Q22, up 46% compared to 3Q21 ▪ Distributable Earnings (“DE”) of $29.7 million in 3Q22, up 32% compared to 3Q21 ▪ Net Accrued Performance Fees were $428 million as of September 30, 2022, up from $419 million as of June 30, 2022, and up 36% from $314 million one year ago ▪ Declared quarterly dividend of $0.171 per common share payable on December 7, 2022 See notes and definitions at end of document

Patria's Third Quarter 2022 Earnings

- Distributable Earnings ("DE") of $29.7 million in 3Q22, and $93.8 million YTD

(US$ in millions)	3Q21	3Q22	% Δ	YTD 3Q21	YTD 3Q22	% Δ
Management Fees	38.2	55.8	46%	102.5	166.0	62%
(+) Incentive Fees	0.0	0.1		0.0	0.2	
(+) Other Fee Revenues	-	0.5		-	2.5	
(−) Taxes on Revenues (1)	(0.8)	(0.9)		(2.4)	(2.6)	
Total Fee Revenues	**37.4**	**55.4**	**48%**	**100.2**	**166.0**	**66%**
(−) Personnel Expenses	(12.1)	(15.6)	29%	(32.6)	(46.4)	42%
(−) Administrative Expenses	(3.0)	(7.1)	135%	(9.2)	(21.0)	127%
(−) Placement Fees Amortization and Rebates (2)	(0.5)	(1.1)	114%	(1.7)	(4.0)	135%
Fee Related Earnings (FRE)	**21.8**	**31.7**	**46%**	**56.7**	**94.6**	**67%**
FRE Margin (%)	**58%**	**57%**		**57%**	**57%**	
Realized Performance Fees (After-Tax)	2.3	0.0		89.1	0.0	
(−) Carried interest allocation and bonuses (3)	(0.8)	-		(31.2)	-	
Performance Related Earnings (PRE)	**1.5**	**0.0**		**57.9**	**0.0**	
(+) Net financial income/(expense) (4)	(0.7)	0.1		(0.8)	4.0	
Pre-Tax Distributable Earnings	**22.6**	**31.8**		**113.8**	**98.7**	
(−) Current Income Tax (5)	(0.1)	(2.1)		(0.1)	(4.9)	
Distributable Earnings (DE)	**22.5**	**29.7**		**113.7**	**93.8**	
DE per Share	**0.17**	**0.20**		**0.83**	**0.64**	

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

Note: For Patria's non-GAAP Income Statement, results for VBI Real Estate are reflected on a proportional consolidated basis to include Patria's 50% ownership stake on each line item. In the IFRS Income Statement, VBI Real Estate is fully consolidated on each line item and adjusted by non-controlling interest.

8

9 Fee Related Earnings (“FRE”) See notes and definitions at end of document . Totals may not add due to rounding . 58% $21.8 million $31.7 million +46% 3Q 21 3Q22 57% FRE Margin ▪ 3Q22 FRE of $31.7 million was up 46% from 3Q21 ▪ 3Q22 Total Fee Revenues of $55.4 million were up 48% compared to 3Q21 ▪ FRE margin of 57% in 3Q22, similar to 58% in 3Q21, and slightly above our guidance for 2022 ▪ YTD 3Q22 FRE of $94.6 million was up 67% from the prior YTD period ▪ YTD 3Q22 Total Fee Revenues of $166.0 million were up 66% compared to the previous YTD period 57% $56.7 million $94.6 million +67% YTD 3Q 21 YTD 3Q22 57% FRE Margin

10 Net Accrued Performance Fees ▪ Net Accrued Performance Fees were $428 million on September 30, 2022, up from $419 million on June 30, 2022, with the increas e driven primarily by the positive valuation impact in our Infrastructure Fund III and Private Equity Fund VI portfolios offset by the depreciation of local currencies against the U.S. dollar ▪ Compared to one year ago, Net Accrued Performance Fees are up 36% from $314 million primarily driven by incremental gains fro m Infrastructure Funds III and IV and Private Equity Funds V and VI ▪ The current Net Accrued Performance Fees equate to $2.91 per share See notes and definitions at end of document . Totals may not add due to rounding . 57 127 8 Net Accrued Performance Fees (US$ in millions) US$ 428 mn PE VI 1 PE V IS III Others 1 3Q22 Composition by Fund 2Q 22 3Q22 314 89 EoP FX US$/BRL 5.24 PE V (2015) PE VI (2019) IS III (2013) EoP FX US$/BRL 5.41 12 (1) 8 Other Period Change in Balance by Fund (Vintage) (9) 236 IS IV 419 3Q 21 EoP FX US$/BRL 5.44 419 428

Total Assets Under Management

- Total AUM of $26.5 billion as of September 30, 2022, up 76% compared to $15.1 billion one year ago
- LTM AUM increase driven primarily by the acquisitions of Moneda and VBI in addition to $2.8bn of inflows, partially offset by $1.7bn of outflows and $347 million of currency impact
- Total AUM is comprised of Fair Value of Investments of $21.5 billion and Uncalled Capital of $5.0 billion as of September 30, 2022



Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
76%
15.1
26.5
0.4
0.2
0.2
5.0
9.3
2.2
1.4
2.2
4.5
5.7
10.6
3Q21
3Q22



Fair Value of Investments
US$ 21.5 bn
8.0
3.5
4.3
2.2
1.2
2.2
+
Uncalled Capital
US$ 5.0 bn
2.5
2.2
0.2
0.1

3Q22 Fundraising Activity

- $ 507 million raised in 3Q22 across multiple products
  - ✓ R$ 1.0 billion raised for our next generation Private Equity fund from Brazilian retail investors
- Over $ 2.7 billion raised year to date

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.

11

Portfolio Activity - Drawdown Funds

Total Deployment[1] ($mn) (Invested + Reserved)	3Q22	LTM 3Q22
Total	**-**	**1,442**
Private Equity	-	841
Infrastructure	-	504
Others	-	97

Valuation Impact ($mn) Increase (Decrease)	3Q22	LTM 3Q22
Total	**413**	**430**
Private Equity	282	(128)
Infrastructure	121	612
Others	10	(54)

Realizations ($mn)	3Q22	LTM 3Q22
Total	**47**	**212**
Private Equity	19	133
Infrastructure	10	34
Others	18	44

- While we did not allocate capital to new investment theses in 3Q22, our portfolio remained active:
  - $247 million of capital previously reserved for Private Equity called for investments in 3Q22
  - $82 million of capital previously reserved for Infrastructure called for investments in 3Q22
- Valuations for our drawdown funds were up $413 million in 3Q22 excluding the impact of currency fluctuation, contributing to the growth in our Net Accrued Performance Fees
- We continue to make progress on the divestment process for our more mature funds like Private Equity Fund V and Infrastructure Fund III, with meaningful realization activity expected over the next few quarters

PATRIA

See notes and definitions at end of document. Totals may not add due to rounding.
Notes: (i) *Total Deployment* represents the incremental capital invested or reserved in the period, as this reflects the most relevant activity driving fee revenue and the fundraising cycle. (ii) *Others* include Credit and Real Estate drawdown funds.

12

Fee Earning Assets Under Management

- Fee Earning AUM (FEAUM) of $18.6 billion up 101% from one year ago driven by deployment in our flagship funds and the addition of Moneda's platform
- Compared to the prior quarter, the slight decrease in FEAUM is primarily driven by Infrastructure Fund II reaching the contractual end of its fee term
- Management Fees of $55.8 million in 3Q22 were up 46% compared to 3Q21 with 70% of current management fees denominated in U.S. dollars and not exposed to currency fluctuations
- At the end of 3Q22, there were $4.9 million of incentive fees accrued in eligible Credit and Public Equities funds, which are generally realized at year end



Private Equity
Infrastructure
Credit
Public Equities
Real Estate
Advisory & Distribution
(US$ in billions)
101%
9.2
0.4
0.2
0.2
3.5
4.9
18.6
1.7
1.4
2.2
4.3
3.2
5.7
1.6
Pending FEAUM
3Q21
3Q22



3Q22 Mgmt. Fee Revenue Breakdown Per Strategy
US$ 55.8 mn
45%
23%
16%
8%
6%
2%



3Q22 Accrued Incentive Fees Breakdown Per Strategy
US$ 4.9 mn
1.2
3.6

PATRIA

Note: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document. Totals may not add due to rounding.

13

Platform Overview by Asset Class

Asset Class	*FEAUM by Structure*			*Fee Basis*	*Duration*	*Currency Exposure Hard / Soft (%)*	*Effective Mgmt. Fee Rate*
Private Equity	**$5.7bn**	100%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	99% / 1%	1.8%
Infrastructure	**$3.2bn**	95%	Drawdown Funds	Hybrid: Committed/ Deployed Capital at Cost	Long-dated & Illiquid	83% / 17%	1.6%
		5%	Infrastructure Core	Net Asset Value	Listed Permanent Capital	0% / 100%	
Credit	**$4.3bn**	94%	Moneda Credit Funds	Net Asset Value	Listed closed-end funds with periodic limited liquidity	75% / 25%	0.8%
		6%	Patria Private Credit Fund	Net Asset Value	Long-dated & Illiquid	0% / 100%	
Public Equities	**$2.2bn**	94%	Moneda Equities Funds	Net Asset Value	Listed closed-end funds with periodic limited liquidity	0% / 100%	0.8%
		6%	Patria CEF (PIPE)	Net Asset Value	Evergreen fund with periodic limited liquidity	0% / 100%	
Real Estate	**$1.4bn**	40%	Drawdown Funds	Deployed Capital at Cost	Long-dated & Illiquid	68% / 32%	1.1%
		60%	REITs	Net Asset Value	Permanent Capital	0% / 100%	
Advisory & Distribution	**$1.7bn**	29%	Moneda Advisory Assets	Net Asset Value	Liquid	31% / 69%	0.3%
		71%	Moneda Distribution Partnership	Based on Underlying Fund	Long-dated & Illiquid	100% / 0%	
Total	**$18.6bn**					**70% / 30%**	**1.2%**

PATRIA

Note: *Currency Exposure Hard / Soft (%)* reflects the percentage of FEAUM exposed to each classification of currency. Soft currency exposures include vehicles which are either denominated in a soft (i.e. local) currency or have management fee exposure through the underlying investments where fees are charged on net asset value. *Effective Management Fee Rate* reflects the annualized management fee revenue divided by the average FEAUM for the most recent period. Real Estate *Effective Mgmt. Fee Rate* includes the proforma impact of 100% of VBI which is effective at Patria's 50% ownership level.

14

15 Total AUM Roll Forward Three Months Ended September 30, 2022 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 2Q22 10,219 5,511 4,797 2,060 1,373 2,355 26,315 Acquisitions 1 - - - - - - - Inflows 2 240 37 18 51 21 140 507 Outflows 3 (19) (13) (202) (45) (26) (198) (502) Valuation Impact 283 122 (87) 129 28 (51) 423 FX (226) (70) (17) (21) (42) (26) (402) Funds Capital Variation 4 67 88 8 - (3) - 160 AUM 3Q22 10,564 5,674 4,517 2,174 1,352 2,220 26,501 Twelve Months Ended September 30, 2022 ($mn) Private Equity Infrastructure Credit Public Equities Real Estate Advisory & Distribution Total AUM 3Q21 9,253 4,977 236 202 402 - 15,069 Acquisitions 1 - - 4,733 1,985 1,032 2,248 9,998 Inflows 2 1,325 37 410 252 21 723 2,769 Outflows 3 (133) (38) (694) (285) (23) (524) (1,697) Valuation Impact (126) 616 (165) 192 (23) (68) 427 FX 51 22 (55) (172) (34) (160) (347) Funds Capital Variation 4 194 59 51 - (23) - 281 AUM 3Q22 10,564 5,674 4,517 2,174 1,352 2,220 26,501 See notes and definitions at end of document . Totals may not add due to rounding .

Total FEAUM Roll Forward

Twelve Months Ended September 30, 2022 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 3Q21	**4,941**	**3,505**	**172**	**202**	**416**	**-**	**9,236**
Acquisitions[1]	-	-	4,733	1,978	888	1,991	9,589
Inflows[2]	986	318	334	252	28	214	2,131
Outflows[3]	(201)	(651)	(692)	(285)	(31)	(227)	(2,087)
Valuation Impact	-	5	(154)	194	41	(147)	(62)
FX and Other	8	67	(55)	(165)	10	(89)	(224)
FEAUM 3Q22	**5,733**	**3,243**	**4,339**	**2,176**	**1,351**	**1,741**	**18,584**

Three Months Ended September 30, 2022 ($mn)	Private Equity	Infrastructure	Credit	Public Equities	Real Estate	Advisory & Distribution	*Total*
FEAUM 2Q22	**5,281**	**3,672**	**4,618**	**2,061**	**1,303**	**1,837**	**18,773**
Acquisitions[1]	-	-	-	-	-	-	-
Inflows[2]	527	69	18	51	28	89	781
Outflows[3]	(74)	(479)	(202)	(45)	(19)	(83)	(902)
Valuation Impact	-	-	(78)	123	69	(88)	25
FX and Other	(1)	(18)	(17)	(15)	(29)	(13)	(94)
FEAUM 3Q22	**5,733**	**3,243**	**4,339**	**2,176**	**1,351**	**1,741**	**18,584**

PATRIA

Notes: Patria's Fee Earning AUM reflects the basis that is generating management fees in the current reporting period. Since the flagship Private Equity and Infrastructure funds generally call for management fees semi-annually (in January and July), capital that is invested or reserved in Q1 and Q2 will begin to generate management fees in Q3, and likewise, capital invested or reserved in Q3 and Q4 will begin to generate management fees in Q1 of the following year. See notes and definitions at end of document. Totals may not add due to rounding.

16

Investment Performance - Drawdown Funds

(In Thousands, Except Where Noted)	Committed Capital	Deployed + Reserved	Total Invested	Unrealized Investments	Realized Investments	Total Value		Net Returns	
Fund (Vintage)	Total (USD)	%	Value (USD)	Value (USD)	Value (USD)	Value (USD)	Gross MOIC (USD)	Net IRR (USD)	Net IRR (BRL)
Private Equity									
PE I (1997)	234,000	Divested	163,812	-	278,480	278,480	1.7x	4%	7%
PE II (2003)	50,000	Divested	51,648	-	1,053,625	1,053,625	20.4x	92%	75%
PE III (2007)	571,596	124%	614,685	2,683	1,193,123	1,195,806	1.9x	8%	19%
PE IV (2011)	1,270,853	117%	1,206,940	1,571,122	209,465	1,780,587	1.5x	4%	13%
PE V (2015)	1,807,389	101%	1,476,841	3,598,969	121,970	3,720,939	2.5x	22%	32%
PE VI (2019)	2,689,666	110%	1,457,912	1,977,359	29,001	2,006,360	1.4x	15%	19%
Total Private Equity ex. Co-Inv	**6,623,504**		**4,971,837**	**7,150,133**	**2,885,663**	**10,035,796**	**2.0x**	**14%**	**20%**
Co investments	745,010	100%	745,010	440,385	1,398	441,783	0.6x	n/m	n/m
Total Private Equity	**7,368,514**		**5,716,847**	**7,590,518**	**2,887,061**	**10,477,579**	**1.8x**	**13%**	**19%**
Infrastructure									
Infra II (2010)	1,154,385	102%	997,679	362,388	823,736	1,186,125	1.2x	0%	11%
Infra III (2013)	1,676,237	116%	1,305,508	2,090,265	595,427	2,685,692	2.1x	13%	24%
Infra IV (2018)	1,941,000	106%	456,380	635,054	-	635,054	1.4x	17%	22%
Total Infrastructure ex. Co-Inv	**4,771,622**		**2,759,567**	**3,087,707**	**1,419,163**	**4,506,870**	**1.6x**	**6%**	**17%**
Co investments	903,516	77%	698,585	357,227	597,039	954,266	1.4x	n/m	n/m
Total Infrastructure	**5,675,138**		**3,458,153**	**3,444,934**	**2,016,202**	**5,461,136**	**1.6x**	**7%**	**18%**
Real Estate/Agribusiness	(BRL)	%	(BRL)	(BRL)	(BRL)	(BRL)	(BRL)	(USD)	(BRL)
RE I (2004)	177,362	Divested	168,335	-	459,072	459,072	2.7x		24%
RE II (2009)	996,340	87%	1,020,249	83,467	1,099,529	1,182,996	1.2x		1%
RE III (2013)	1,310,465	86%	1,171,885	493,182	146,879	640,060	0.5x		-16%
Farmland (2018)	149,043	Divested	61,019	-	96,684	96,684	1.6x		14%
Co investments	1,107,668	100%	1,093,900	9,023	-	9,023	0.0x		-70%
Total Real Estate/Agri	**3,740,879**		**3,515,388**	**585,672**	**1,802,164**	**2,387,835**	**0.7x**		**-14%**

PATRIA

Note: Patria will report investment performance for funds/strategies with Total AUM equal or above $500 million. This table includes funds below that threshold given their disclosure in our reporting since the IPO. Going forward, new funds will be reported as they reach the $500 million threshold.

17

18 Investment Performance - Credit & Public Equities Note : Includes investment performance for primary funds of strategies with Total AUM of $ 500 million or more 1yr 3yr 5yr Since Incep. Latam Equities (2008) USD 854 382 -10.6% -3.0% -2.5% 2.0% Benchmark: Latam Equities Index -2.6% -3.5% -2.7% -0.5% 249 bps Chilean Equities (1994) CLP 1,063 618 27.9% 0.2% -0.1% 13.0% Benchmark: Chilean Equities Index 26.3% -0.9% -0.8% 9.5% 353 bps Latam High Yield (2000) USD 3,016 2,159 -5.4% 3.2% 2.5% 10.8% Benchmark: CEMBI Broad Div Latam HY -13.1% -0.4% 0.7% 6.8% 400 bps Latam Local Currency Debt (2009) USD 647 647 -1.8% -1.7% -2.7% 2.6% Benchmark: GBI Broad Div Latam -3.4% -4.0% -2.2% 1.4% 114 bps Excess Return Since Incept. Public Equities Credit Asset Class Strategy Functional Currency Strategy AUM (USD Mn) Primary Fund AUM (USD Mn) Compounded Annualized Net Returns

19 Reconciliations and Disclosures

20 Share Summary 3Q21 4Q21 1Q22 2Q22 3Q22 Class A Common Shares 54,247,500 54,247,500 54,247,500 54,247,500 54,247,500 Class B Common Shares 81,900,000 92,945,430 92,945,430 92,945,430 92,945,430 Total Shares Outstanding 136,147,500 147,192,930 147,192,930 147,192,930 147,192,930

Patria's Earnings – 5 Quarter View

(US$ in millions)	3Q21	4Q21	1Q22	2Q22	3Q22	YTD 3Q21	YTD 3Q22
Management Fees	38.2	42.1	54.6	55.6	55.8	102.5	166.0
(+) Incentive Fees	0.0	4.9	0.0	0.1	0.1	0.0	0.2
(+) Other Fee Revenues	-	0.7	1.1	0.9	0.5	-	2.5
(–) Taxes on Revenues (1)	(0.8)	(1.5)	(0.8)	(0.9)	(0.9)	(2.4)	(2.6)
Total Fee Revenues	**37.4**	**46.2**	**55.0**	**55.6**	**55.4**	**100.2**	**166.0**
(–) Personnel Expenses	(12.1)	(11.2)	(15.1)	(15.7)	(15.6)	(32.6)	(46.4)
(–) Administrative Expenses	(3.0)	(4.9)	(6.5)	(7.4)	(7.1)	(9.2)	(21.0)
(–) Placement Fees Amortization and Rebates (2)	(0.5)	(0.8)	(1.5)	(1.4)	(1.1)	(1.7)	(4.0)
Fee Related Earnings (FRE)	**21.8**	**29.3**	**31.9**	**31.1**	**31.7**	**56.7**	**94.6**
FRE Margin (%)	**58%**	**63%**	**58%**	**56%**	**57%**	**57%**	**57%**
Realized Performance Fees (After-Tax)	2.3	-	-	-	0.0	89.1	0.0
(–) Carried interest allocation and bonuses (3)	(0.8)	0.1	-	-	-	(31.2)	-
Performance Related Earnings (PRE)	**1.5**	**0.1**	**-**	**-**	**0.0**	**57.9**	**0.0**
(+) Net financial income/(expense) (4)	(0.7)	(0.2)	4.8	(0.8)	0.1	(0.8)	4.0
Pre-Tax Distributable Earnings	**22.6**	**29.2**	**36.7**	**30.3**	**31.8**	**113.8**	**98.7**
(–) Current Income Tax (5)	(0.1)	(1.6)	(1.7)	(1.1)	(2.1)	(0.1)	(4.9)
Distributable Earnings (DE)	**22.5**	**27.7**	**35.0**	**29.2**	**29.7**	**113.7**	**93.8**
DE per Share	**0.17**	**0.19**	**0.24**	**0.20**	**0.20**	**0.83**	**0.64**
Additional Metrics							
Total Assets Under Management	15,069	23,815	27,639	26,315	26,501	15,069	26,501
Fee-Earning Assets Under Management	9,236	17,930	18,992	18,773	18,584	9,236	18,584

PATRIA

See notes and definitions at end of document

21

Reconciliation of IFRS to Non-GAAP Measures

(US$ in millions)	3Q21	4Q21	1Q22	2Q22	3Q22	YTD 3Q21	YTD 3Q22
Management Fees	38.2	42.1	54.6	55.6	55.8	102.5	166.0
(+) Incentive Fees	0.0	4.9	0.0	0.1	0.1	0.0	0.2
(+) Other Fee Revenues	-	0.7	1.1	0.9	0.5	-	2.5
(–) Taxes on Revenues	(0.8)	(1.5)	(0.8)	(0.9)	(0.9)	(2.4)	(2.6)
Total Fee Revenues	**37.4**	**46.2**	**55.0**	**55.6**	**55.4**	**100.2**	**166.0**
(–) Personnel Expenses	(12.1)	(11.2)	(15.1)	(15.7)	(15.6)	(32.6)	(46.4)
(–) Administrative Expenses	(3.0)	(4.9)	(6.5)	(7.4)	(7.1)	(9.2)	(21.0)
(–) Placement Fees Amortization and Rebates	(0.5)	(0.8)	(1.5)	(1.4)	(1.1)	(1.7)	(4.0)
Fee Related Earnings (FRE)	**21.8**	**29.3**	**31.9**	**31.1**	**31.7**	**56.7**	**94.6**
Realized Performance Fees (After-Tax)	2.3	-	-	-	0.0	89.1	0.0
(–) Carried interest allocation and bonuses	(0.8)	0.1	-	-	-	(31.2)	-
Performance Related Earnings (PRE)	**1.5**	**0.1**	**-**	**-**	**0.0**	**57.9**	**0.0**
(+) Net financial income/(expense)	(0.7)	(0.2)	4.8	(0.8)	0.1	(0.8)	4.0
Pre-Tax Distributable Earnings	**22.6**	**29.2**	**36.7**	**30.3**	**31.8**	**113.8**	**98.7**
(–) Current Income Tax	(0.1)	(1.6)	(1.7)	(1.1)	(2.1)	(0.1)	(4.9)
Distributable Earnings (DE)	**22.5**	**27.7**	**35.0**	**29.2**	**29.7**	**113.7**	**93.8**
(-) Deferred Taxes (1)	0.9	(0.3)	(2.5)	1.4	0.1	1.6	(1.0)
(-) Amortization of intangible assets from acquisition (2)	(0.9)	(1.9)	(3.9)	(4.7)	(4.3)	(2.7)	(12.9)
(-) Long term employee benefits (3)	(0.9)	(0.8)	(1.8)	(1.2)	(0.1)	(2.1)	(3.1)
(-) Deferred and contingent consideration (4)	-	(2.3)	(7.0)	(7.0)	(7.3)	-	(21.2)
(-) IPO Expenses & other transaction costs (5)	(0.1)	(9.0)	(1.0)	(1.0)	(1.4)	(2.5)	(3.3)
(-) Option, warrant and trust account (6)	-	-	(0.2)	2.8	(0.8)	-	1.8
(-) SPAC expenses and transaction costs (7)	-	-	(0.4)	(3.7)	(3.7)	-	(7.7)
Net income for the period (8)	**21.5**	**13.2**	**18.3**	**15.9**	**12.2**	**108.0**	**46.4**

PATRIA

Throughout this presentation all current period amounts are preliminary and unaudited. Totals may not add due to rounding.

See notes and definitions at end of document.

22

23 IFRS Balance Sheet Results Throughout this presentation all current period amounts are preliminary and unaudited . Totals may not add due to rounding . See notes and definitions at end of document . (US$ in millions) 12/31/2021 9/30/2022 (US$ in millions) 12/31/2021 9/30/2022 Assets Liabilities and Equity Cash and cash equivalents 15.3 24.4 Client funds payable (1) 78.2 44.2 Client funds on deposit (1) 78.2 44.2 Consideration payable on acquisition (10) 16.4 11.8 Short term investments (2) 151.9 317.0 Personnel and related taxes (11) 37.8 19.6 Accounts receivable (3) 97.1 84.5 Taxes payable 3.9 1.7 Project advances (4) 3.2 7.4 Carried interest allocation (12) 11.6 2.2 Other assets (5) 3.6 7.4 Derivative warrant liability (13) - 2.0 Recoverable taxes 3.2 4.0 Commitment subject to possible redemption (13) - 228.6 Other liabilities 8.4 37.5 Current Assets 352.5 488.9 Current liabilities 156.3 347.6 Accounts receivable 11.0 11.0 Consideration payable on acquisition (10) 27.8 58.2 Deferred tax assets 3.4 2.2 Personnel liabilities 5.3 1.2 Project advances 0.7 0.6 Other liabilities (8) 7.7 14.1 Other assets 3.2 2.8 Long term investments (6) 18.3 38.6 Non-current liabilities 40.8 73.5 Derivative financial instruments - 0.7 Investments in associates (7) - 8.4 Capital 0.0 0.0 Property and equipment (8) 13.4 24.0 Additional paid-in capital 485.2 485.2 Intangible assets (9) 358.9 359.5 Performance Share Plan (14) 0.8 1.3 Retained earnings 87.9 56.2 Non-current assets 408.9 447.8 Cumulative translation adjustment (15) (9.6) (28.3) Equity attributable to the owners of the parent 564.3 514.4 Non-controlling interests - 1.2 Equity 564.3 515.6 Total Assets 761.4 936.7 Total Liabilities and Equity 761.4 936.7

24 Notes Notes to page 5 – Patria’s Third Quarter 2022 IFRS Results (1) Increase in management fee revenues from prior year due to (a) management fees earned by acquired business and (b) increase in capital deployed by Private Equity Fund VI and Infra Fund IV (2) Performance fees determined in accordance with the funds offering documents, based on the expected value for which it is highly probable that a significant reversal will not occur (3) Taxes on revenue represent taxes charged directly on services provided in some of the countries where Patria operates (4) The increase is driven by additional personnel expenses from acquired business (5) Deferred consideration is accrued for services rendered during retention period of employees for acquired business (6) The increase is due to amortization of intangible assets (non - contractual customer relationships) on acquired businesses (7) The increase is mainly due to additional administrative expenses and amortization of brands from acquired businesses (8) Includes amortization/ accrual of IPO expenses related to the Initial Public Offering concluded on March 14 , 2022 of Patria Latin American Opportunity Acquisition Corp . (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") and other acquisition related transaction costs including unwinding of contingent consideration payable on acquired business (9) Includes share of earnings and amortization on intangible assets of associates from investments with significant influence (10) The increase in annual net financial income is mainly due to realized and unrealized gains from long - term investments and derivative warrants . The decrease in quarterly net financial income is mainly due to interest on lease liabilities (11) Income tax includes both current and deferred tax expenses for the period (12) Represents the non - controlling interest ( 50% ) of VBI Real Estate Notes to pages 8 – Patria’s Third Quarter 2022 Earnings and 21 – Patria’s Earnings – 5 Quarter View (1) Taxes on revenue have been adjusted from the comparable line in our IFRS results to remove Taxes on Realized Performance Fees which are excluded from Patria’s Fee Related Earnings (2) Placement Fees Amortization are recorded on an accrual basis and amortized over the terms of the respective investment funds (3) Performance fee payable to carried interest vehicle have been excluded from performance related earnings (4) Net financial income/(expense) excludes unrealized gains/(losses) on warranties issued by the SPAC and business combination option arrangements, other net financial income/(expenses) on SPAC's Trust account and includes share of equity - accounted earnings (5) Current Income Tax represents tax expenses based on each jurisdiction’s tax regulations ; it is the Income tax discounted by the Deferred Tax Expenses

25 Notes Notes to page 10 – Net Accrued Performance Fees (1) Other includes Private Equity fund III, Infrastructure fund II and Moneda’s Alturas II Notes to page 12 – Portfolio Activity - Drawdown Funds (1) Total Deployment represents the incremental capital invested or reserved for investments in drawdown funds during the period Notes to page 15 – Total AUM Roll Forward 1) Acquisitions reflects the Total AUM for acquired entities as of the end of the quarterly period in which the transaction clos ed. Impacts to Total AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows generally reflects fundraising activity in the period 3) Outflows generally reflects divestment activity in our drawdown funds, dividends, and redemption activity in funds that offer pe riodic liquidity 4) Funds Capital Variation generally reflects the change in cash - on - hand balances at the fund level during the period. This include s but is not limited to: ( i ) amounts called from limited partners which has not yet been invested, (ii) amounts received from asset sales which has not yet been d ist ributed to limited partners and (iii) amounts used to pay down capital call financing facilities Notes to page 16 – Total FEAUM Roll Forward 1) Acquisitions reflects the Fee Earning AUM for acquired entities as of the end of the quarterly period in which the transactio n c losed. Impacts to Fee Earning AUM in subsequent periods are reflected on the relevant roll forward line items 2) Inflows reflects increases in the management fee basis of our funds related to fundraising, new subscriptions, or deployment dep endent on the individual fee terms of each fund 3) Outflows reflects decreases to the management fee basis of our funds related to divestment activity or a contractual basis st epd own in drawdown funds, redemption activity in funds that offer periodic liquidity, and dividends in certain funds with fees based on NAV.

26 Notes Notes to Page 22 – Reconciliation of IFRS to Non - GAAP Measures (1) Deferred Taxes are temporary taxable differences mostly from non - deductible employee profit sharing expenses (2) Amortization of businesses acquisition costs allocated to intangibles assets, such as contractual rights, customers relationship, and brands (3) Expenses with equity - based compensation and long - term employee benefits from acquired businesses . Includes Officers’ Fund tracking shares, IPO's Share based incentive plan, and legacy Strategic Bonus from acquired business (4) Expenses for acquisition costs accruals . ( i ) Deferred consideration is accrued over retention period of key management from acquired businesses . (ii) Contingent consideration is the fair value adjustment of the earn - out payable (5) Non - recurring expenses associated with IPO and business acquisitions (6) Unrealized gains and losses on warrants issued by the SPAC and option arrangements included in VBI business combination (7) SPAC's expenses are excluded from Distributable Earnings (8) Reflects net income attributable to owners of the Parent Notes to Page 23 – IFRS Balance Sheet Results (1) Receivables and payables from and to clients, related to Moneda brokerage activities (2) The balance includes proceeds for PAX IPO, and proceeds held in a trust account by Patria Latin American Opportunity Acquisition Corp . (ticker PLAO), a Special Purposes Acquisition Company ("SPAC") (3) Current account receivable includes US $ 1 . 1 million of performance fees receivable (4) The movement reflects additional recoverable advances made for the development of new investments funds (5) The movement reflects working capital movements as needed for prepaid expenses and advances (6) The movement in Long - term investments includes changes in fair value in Patria Growth Capital Fund I FIP Multiestrategia ( StartSe ) and other investment acquisitions (7) Reflects acquisition of investments in associates (including intangibles on acquisition of associates) – Kamaroopin (8) The movement reflects additional right - of - use assets and lease liabilities recognized for the groups' global office locations (9) The movement reflects intangibles on control acquisition of VBI Real Estate, depreciation of intangible assets denominated in foreign currencies against the USD and the impact of amortization on acquired brands and non - contractual customer relationships ( Moneda and VBI Real Estate) (10) The payable amounts relate to purchase consideration payable for acquisitions in Moneda , Kamaroopin and VBI Real Estate . Non - current liabilities include payables for Moneda and VBI Real Estate contingent to the business performance over a specific period of time (11) The movement reflects the payment of 2021 employee profit - sharing and the accrual of 2022 employee profit - sharing and other long - term employee benefits (12) The outstanding amount reflects 35 % of performance fees receivable to be paid to a carried interest vehicle (13) Liabilities related to SPAC for warrants (ticker PLAOU) and redeemable SPAC Class A ordinary shares (PLAO) (14) Other reserves reflect the share - based incentive plan (15) The movement reflects the impact of exchange rates on assets and liabilities held in foreign currencies

27 Definitions • Distributable Earnings (DE) is used to assess our performance and capabilities to distribute dividends to shareholders . DE is calculated as FRE deducted by current income tax expense, plus net realized performance fees, net financial income/(expenses) . DE is derived from and reconciled to, but not equivalent to, its most directly comparable IFRS measure of net income . • Drawdown Funds are illiquid, closed - end funds in which upfront capital commitments are allocated to investments, and funded through capital calls from limited partners over the contractual life of the fund, which typically ranges from 10 - 14 years . • Fee Earning Assets Under Management (FEAUM) is measured as the total capital managed by us on which we derive management fees as of the reporting date . Management fees are based on “net asset value,” “adjusted cost of all unrealized portfolio investments,” “capital commitments,” or “invested capital” plus “reserved capital” (if applicable), each as defined in the applicable management agreement . • Fee Related Earnings (FRE) is a performance measure used to assess our ability to generate profits from revenues that are measured and received on a recurring basis . FRE is calculated as management, incentive and other fee revenues, net of taxes, less personnel and administrative expenses, amortization of placement agents and rebate fees, adjusted to exclude the impacts of equity base compensation and non - recurring expenses . • Gross MOIC represents the Gross Multiple on Invested Capital and is calculated as the total fair value of investments (realized and unrealized), divided by total invested capital . • Incentive Fees are realized performance - based fees which are measured and received on a recurring basis, and not dependent on realization events from the underlying investments . • Net Accrued Performance Fees represent an accrued balance of performance fees, which if each eligible investment vehicle were liquidated on the reporting date at current valuations, would be recognized as Performance Related Earnings . • Net IRR represents the cash - weighted internal rate of return on limited partner invested capital, based on contributions, distributions and unrealized fair value as of the reporting date, after the impact of all management fees, expenses and performance fees, including current accruals . Net IRR is calculated based on the chronological dates of limited partner cash flows, which may differ from the timing of actual investment cash flows for the fund . • Pending FEAUM refers to committed capital that is eligible to earn management fees but is not yet activated per the basis defined in the applicable management agreement . • Performance Related Earnings (PRE) refer to realized performance fees (net of related taxes) less realized performance fee compensation allocated to our investment professionals . We earn performance fees from certain of our drawdown funds, representing a specified allocation of profits generated on eligible third - party capital, and on which the general partner receives a special residual allocation of income from limited partners in the event that specified return hurdles are achieved by the fund . • Total Assets Under Management (Total AUM) refers to the total capital funds managed or advised by us plus the investments directly made by others in the invested companies when offered by us as co - investments . In general, Total AUM equals the sum of ( i ) the fair value of the investments of each one of the funds and co - investments ; and (ii) uncalled capital, which is the difference between committed and called capital .